NEWS RELEASE

For immediate release
June 17, 2003

CanWest revises US GAAP net earnings due to FAS 133
No impact to Canadian GAAP results

Winnipeg - CanWest Global Communications Corp. announced today that it has revised certain financial statement note disclosures pertaining to US generally accepted accounting principles (“GAAP”). The revisions do not affect the Company’s financial results presented in accordance with Canadian GAAP.

The revisions were made during the preparation of the Registration Statement to be filed with the SEC in connection with the Company’s recent private placement of US$200 million of unsecured senior notes on March 31, 2003.

The Company has hedged significant portions of the interest rate and foreign currency risks associated with its financial indebtedness with a variety of derivative financial instruments. FAS 133 is an extremely complex U.S. accounting standard and over the last two years interpretation of the standard has evolved considerably. In reporting previously on the Company’s financial statements, the Company’s auditors, PricewaterhouseCoopers, were of the view that the Company’s interest and cross currency swaps qualified for hedge accounting under FAS 133.

The Company and its auditors have now determined the Company’s interest rate and cross currency interest rate swaps did not meet all of the criteria for hedge accounting for derivative financial instruments under U.S. GAAP for the Company’s fiscal 2001 and subsequent fiscal periods. Under FAS 133, the US accounting standard which governs accounting for derivatives, unrealized gains and losses on derivative financial instruments that qualify for hedge accounting may be deferred and amortized over the remaining life of the financial instrument, whereas those derivative financial instruments that do not qualify must have their associated unrealized gains and losses included in net earnings as they arise.

The adjustments resulted in changes to net earnings as determined under US GAAP, as follows: net earnings as determined under US GAAP for the six months ended February 28, 2003 increased by $22.8 million (net of income taxes of ($3.7 million)); net earnings for the six months ended February 28, 2002 decreased by $7.3 million (net of income taxes of ($2.5 million)); net earnings for fiscal 2002 increased by $27.5 million (net of income taxes of $1.3 million); and net earnings for fiscal 2001 decreased by $55.6 million (net of income taxes of $37.0 million).

“The Company is confident that its hedging strategy is highly effective in achieving its intended economic purpose.” said John Maguire, CanWest’s Chief Financial Officer. “More important than the U.S. GAAP disclosure is the fact that we have in place very effective instruments which protect the Company from interest rate and foreign currency fluctuation.”

The Company and its wholly owned subsidiary, CanWest Media Inc., have revised the notes to the financial statements for the year ended August 31, 2002, and for each of the three and six month periods ended November 30, 2002 and February 28, 2003, and have filed the revised financial statements with the appropriate authorities. The revised financial statements can also be found on the Company’s Web site.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.S and CGS.A; www.canwestglobal.com) is an international media company. CanWest, Canada’s largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, web sites and radio networks in Canada, New Zealand, Australia, Ireland and the United Kingdom. The Company’s program production and distribution division operates in several countries throughout the world.

For more information, please contact:

Geoffrey Elliot Vice President, Corporate Affairs Phone: (204) 956-2025 Fax: (204) 947-9841 gelliot@canwest.com	or	John Maguire Chief Financial Officer Phone: (204) 956-2025 Fax: (204) 947-9841